UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Symbolic Logic, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30049R209
(CUSIP Number)
Igor Volshteyn President and Chief Executive Officer CCUR Holdings, Inc. 3800 N. Lamar Blvd., Suite 200 Austin, Texas 78756 (770) 305-6434
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

Page 1 of 7 pages

CUSIP No.	30049R209	13D	Page 2 of 7

1	NAME OF REPORTING PERSON
CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,396,174 (1)
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
6,396,174 (1)
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,396,174 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.0% (2)
14	TYPE OF REPORTING PERSON*
CO

(1)	Represents 6,396,174 shares of common stock, par value $0.001 per share (“Common Shares”), of Symbolic Logic, Inc. (the “Issuer”) held by CCUR Holdings, Inc. (“CCUR”). CCUR is controlled by its board of directors.
(2)	The percentage reported in this Schedule 13D is based upon 10,831,992 Common Shares issued and outstanding according to the Issuer as of July 29, 2022.

SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer whose principal offices are located at 9800 Pyramid Ct., Suite 400, Englewood, Colorado, 80112

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by CCUR with respect to the Common Shares owned or controlled by it. CCUR has sole voting power with respect to the shares of Common Shares reported herein.
(b)	The principal business address of CCUR is 3800 N. Lamar Blvd., Suite 200, Austin Texas, 78756.
(c)	CCUR is a company that operates in the financial services and real estate sectors, while also actively seeking out additional businesses and/or assets to acquire.

(d)	During the last five years, CCUR has not been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).
(e)	During the last five years, CCUR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	CCUR is incorporated under the laws of the State of Delaware.

Item 3. Source and amount of Funds or other Consideration

CCUR has entered into certain agreements (the “Exchange Agreements”) to exchange Common Shares owned by certain holders of Common Shares for preferred stock to be issued by CCUR.

Item 4. Purpose of the Transaction

The purpose of this Schedule 13D is to report that CCUR has acquired Common Shares, as reported herein, pursuant to certain Exchange Agreements.

CCUR believes that the Issuer’s cost structure would be more favorable if it were no longer a company reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which could potentially lead to a significant improvement in Issuer stockholder value. CCUR strongly encourages the Issuer to explore all options related to “going dark” and ceasing to be an Exchange Act reporting company.

Except as described this Item 4, CCUR does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. CCUR reserves the right to change its plans and take any and all actions that CCUR may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by it, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by CCUR in light of its general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. CCUR may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Common Shares reported owned by CCUR is based upon 10,831,992 Common Shares determined by subtracting the 1,501,192 Common Shares reported tendered on June 28, 2022 in the Issuer’s TO-I/A from the 12,333,184 Common Shares reported as issued and outstanding on May 10, 2022 in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

(a)	As of the date hereof, CCUR beneficially owns 6,396,174 Common Shares.

Percentage: Approximately 59.0%

(b)	1. Sole power to vote or direct vote: 6,396,174

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,396,174

4. Shared power to dispose or direct the disposition: 0

(c)	Information with respect to all transactions in the Common Shares beneficially owned by CCUR that were effected during the past 60 days is set forth in Item 3 and 6 incorporated herein by reference.
(d)	Until the closing of each Exchange Agreement the counterparty Issuer stockholder retains the right to receive distributions or dividends from the reported securities, and the securities may not be transferred.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On the dates indicated on Schedule A hereto, CCUR entered into an Exchange Agreement with certain holders of the Common Shares. Upon mutual execution of each Exchange Agreement, CCUR acquired the beneficial ownership of the subject Common Shares. Upon a subsequent closing, to occur no later than January 31, 2023, CCUR will acquire full ownership of the subject Common Shares.

CCUR will amend this Item 6 should any additional Exchange Agreements be entered into with any additional holders of Common Shares. To the extent permitted by law, if any investors or holders of Common Shares have questions or would like to discuss the transactions contemplated by the Exchange Agreements, please contact CCUR at info@ccurholdings.com or (770) 305-6434.

Item 7. Material to be Filed as Exhibits

Ex. A Form of Exchange Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn
Name: Igor Volshteyn
Title: President and CEO

SCHEDULE A

Exchange Agreement Execution Date	Number of Common Shares	Cost of Common Shares
07/28/2022	6,221,530	Final cost of the Common Shares to be determined based on agreed-upon book value of Issuer.
07/29/2022	176,644	Final cost of the Common Shares to be determined based on agreed-upon book value of Issuer.

Exhibit A

Form of Exchange Agreement

STOCK TRANSFER AGREEMENT

THIS STOCK TRANSFER AGREEMENT, made this day of                    , 2022 (“Transfer Agreement”), by and among CCUR Holdings, Inc. a Delaware corporation (“CCUR") and              ,                  (“XXXX”) (each a “Transferor” and together the “Transferors").

WHEREAS, the Transferors desire to transfer                        shares of the common stock of Symbolic Logic, Inc. (“Symbolic Shares”) to CCUR in exchange for                           [1] shares of preferred stock of CCUR, par value $100.00 (“CCUR Preferred Stock” and together with the Symbolic Share the “Transferred Property”) of equal value,

THERFOR, in consideration for the transfer of property and the representation set out herein the Transferors agree to the following:

1)	Voting Power.
a.	Upon execution of this Transfer Agreement CCUR will have sole voting power of the Symbolic Shares.
b.	The Transferor hereby grants CCUR as its true and lawful proxy (“Proxy”) with regards to the Symbolic Shares, with the full power of substitution to represent the stockholder and vote all of the Symbolic Shares in any motion, action or issue that the stockholder may have voted upon, and revokes any and all prior proxy designations.
c.	Such Proxy shall be valid until the Symbolic Shares are transferred or this Transfer Agreement terminates pursuant to paragraph 5, herein.
d.	If a separate proxy form is required for CCCUR to exercise the Voting Power the Transferor agrees to execute such form upon the request of CCUR

2)	Closing Date. The Closing Date shall be the date upon which CCUR adopts a Certificate of Designation setting forth the terms of the CCUR Preferred Stock in substantially the form attached hereto as Exhibit A.

3)	Transfer of Property. Upon the Closing Date each designated Transferor agrees to transfer all of Transferor’s rights, title and interests in and to the designated Transferred Property to the party designated as recipient:

Transferor	Recipient	Transferred Property
XXXX	CCUR	_______shares Symbolic Common Stock
CCUR	XXXX	_______[1] shares of CCUR Preferred Stock

[1] The amount of CCUR Preferred Stock will be determined based on the final agreed-upon book value of Symbolic Logic, Inc. common stock.

[2] The amount of CCUR Preferred Stock will be determined based on the final agreed-upon book value of Symbolic Logic, Inc. common stock.

4)	Representations and Warranties.
a.	Each Transferor represents that the Transferred Property it received is of equal value to the Transferred Property transferred;
b.	Each Transferor represents that it has no plan to sell any of the stock received pursuant to the Transfer.
c.	Each Transferor represents and warrants that it is the lawful owner of the Transferred Property; that Transferred Property is free from all claims, liens; that they are free from material defect except for latent defects of which the Transferor has no knowledge; that it has good right to transfer, convey and assign the same as herein provided; and that it will warrant and defend the same against all lawful claims and demands of all persons whatsoever.
d.	Each Transferor represents and warrants that it is a sophisticated investor capable of assessing and assuming investment risks with respect to securities such as the Shares, and further acknowledged that Purchaser is entering into this Agreement with Seller in reliance upon this representation and warranty.
e.	Each Transferor represents and warrants that, other than the representation and warranties contained herein, it is not relying on any representation, warranty or statement made by the other party,

5)	Termination. This Transfer Agreement shall terminate if the Closing Date does not occur on or before January 31, 2023. Upon Termination, all Voting Rights subject to paragraph 1, above, shall revert to the original holder and the Proxy is terminated.

6)	Taxes. Each Transferor shall be liable for the payment of any taxes due, or deemed due, on the Transferred Property upon the transfer or any subsequent sale, assignment or transfer by Transferor.

7)	Notice. Any notice required or permitted to be given or made under this Agreement by one party to the other shall be deemed to have been duly given or made (a) upon delivery, if delivered by hand, courier or email on a business day during normal working hours (otherwise, the business day immediately thereafter), or (b) three (3) business days after being mailed by registered or certified mail, return receipt requested, postage prepaid, in each case to the party at the applicable address set forth below (or at such other address as shall be given in writing by one party to the others):

If to:

XXXX	CCUR Igor Volshteyn President and CEO CCUR Holdings, Inc. 3800 N. Lamar Blvd., Suite 200 Austin, TX 78756 With Copy via Email to: Matthew A. Gerritsen, Esq. Matthew.gerritsen@ccurholdings.com

8)	Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed.

9)	Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10)	Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11)	Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

12)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed under seal, or caused to be executed by their duly authorized corporate officers and their corporate seals affixed, this Property Transfer Agreement all as of the date first above written.

CCUR HOLDINGS, INC.		XXXX.

By:		By:
Name:	Igor Volshteyn	Name:
Title:	President and CEO	Title: